October 2, 2019

United States Securities and

Exchange Commission

Washington, DC 20549

Re:	Kibush Capital Corporation
Amendment No. 1 to Registration Statement on Form S-1 Filed September 12, 2019
File No. 333-233066

Dear Sir or Madam: Below please find our responses to comments received in the Commission’s letter dated September 17, 2019.

General

Comment 1. We note your disclosure that you do not have enough authorized shares to complete the offering and that you intend to increase your authorized shares by filing Articles of Amendment in Nevada. Please disclose whether you intend to comply with the requirements of Schedule 14A for the increase in your authorized shares prior to offering your shares.

Response 1. We have disclosed that we intend to comply with the requirements of Schedule 14A prior to offering our shares.

Related Party Transactions, page 36

Comment 2. We note the amounts loaned to you from Mr. Sheppard in 2018 and 2019. Please disclose largest aggregate amount of principal outstanding, the amount of principal paid, the amount of interest paid and the interest payable on the loans. Refer to Item 404(a)(5) of Regulation S-K. Additionally, please disclose the information required by Item 404(c) for your promoters.

Reply 2. The requested information has been disclosed accordingly.

Condensed Consolidated Financial Statements, page 40

Comment 3. Please update your financial statements to comply with Rule 8-08 of Regulation S-X and provide corresponding updated disclosures throughout your filing.

Reply 3. The financial statements have been updated accordingly through June 2019.

Exhibits

Comment 4. We note that the legal opinion currently opines on up to 250,000,000 shares of common stock. Please have legal counsel revise his legal opinion to cover all the securities being offered.

Reply 4. The legal opinion has been updated accordingly.

Exhibit 23.2 Independent Registered Public Accounting Firm’s Consent, page 1

Comment 5. Your independent auditor’s consent continues to refer to the audit report dated February 8, 2019 on your consolidated financial statements as of and for fiscal year ended September 30, 2018. However, we note that the audit report included on page F-21 of your filing is dated February 4, 2019. Please have your independent auditor revise their consent to correct the audit report date for fiscal year ended September 30, 2018.

Reply 5. The audit report date has been corrected to February 8, 2019, so that both dates are consistent.

Sincerely,

KIBUSH CAPITAL CORPORATION

Warren Sheppard

Chief Executive Officer